Exhibit 99.1

VanceInfo Reaffirms Third Quarter and Full Year 2012 Guidance

Beijing, October 31, 2012 — VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reaffirmed previously issued guidance for the third quarter and full year 2012 in advance of the extraordinary general meeting of VanceInfo shareholders, which is scheduled to occur at 9:00 a.m. Beijing time on November 6, 2012, to consider certain proposals in connection with the proposed merger of VanceInfo and HiSoft Technology International Limited.

Based on current market and operating conditions and current book orders, the Company expects::

for the third quarter of 2012:

•                      Net revenues to be between $95 million and $97 million.

•                      Non-GAAP diluted EPS1 to be between $0.18 and $0.20.

for the full year of 2012:

•                      Net revenues to be between $372 million and $376 million.

•                      Non-GAAP diluted EPS1 to be between $0.75 and $0.81.

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.  These estimates also do not include any expected or potential impact from any currently proposed or future merger or acquisition.

Investors should be aware that the above estimates are preliminary, unaudited and subject to further adjustments as a result of the Company’s normal period-end closing procedures to be completed prior to the Company’s upcoming earnings announcement with respect to its financial results for the quarter ended September 30, 2012.  Further details will be provided in the Company’s upcoming third quarter 2012 earnings announcement which is currently scheduled for Thursday, November 15, 2012.

About VanceInfo

VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China.

The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2011 revenues, according to International

1  Non-GAAP diluted EPS excludes share-based compensation expense, amortization of acquired intangible assets and land use right, change in fair value of contingent consideration payable for business acquisition, and merger-related costs. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” at the end of the press release.

Data Corporation (IDC).  This marks the fifth consecutive year that VanceInfo has been ranked number one by IDC in this category.

VanceInfo’s comprehensive range of IT services includes R&D Outsourcing Services, Consulting and Solutions Services, Application Management Services and Other Solutions & Services. VanceInfo provides these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

For more information about VanceInfo, please visit www.vanceinfo.com

Safe Harbor Statements

This announcement contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Exchange Act. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. VanceInfo may also make written or oral forward-looking statements in its reports filed or furnished with the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VanceInfo’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in VanceInfo’s filings with the SEC. All information provided in this press release is current as of the date of this press release, and VanceInfo does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: income from operations, net income and diluted EPS excluding share-based compensation expense, amortization of acquired intangible assets and land use right, change in fair value of contingent consideration payable for business acquisition, and merger-related costs. The non-GAAP income from operations, net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.2

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be

2  For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for Non-GAAP Financial Measures to Comparable GAAP Measures” set forth at the end of VanceInfo’s second quarter 2012 earnings announcement dated August 10, 2012.

indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and land use right, change in fair value of contingent consideration payable for business acquisition, and merger-related costs that have been and will continue to be, for the foreseeable future, a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure.2

IMPORTANT INFORMATION FOR INVESTORS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger involving VanceInfo and HiSoft Technology International Limited (“HiSoft”) will be submitted to the respective shareholders of VanceInfo and HiSoft for their consideration.  In connection with the proposed transaction, HiSoft has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration File No. 333-183688) that includes a definitive joint proxy statement of VanceInfo and HiSoft and constitutes a prospectus of HiSoft.  VanceInfo and HiSoft may also plan to file other documents with the SEC regarding the proposed transaction.  The definitive joint proxy statement/prospectus was first mailed to shareholders and holders of American depositary receipts of VanceInfo and HiSoft on or about October 5, 2012.  VANCEINFO AND HISOFT URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and shareholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents containing important information about VanceInfo and HiSoft, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

For further information, please contact:

Sheryl Zhang

Investor Relations

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com